Martin Midstream Partners L.P.

4200 B Stone Road

Kilgore, Texas 75662

November 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Soares, Special Counsel

 Perry Hindin, Special Counsel

Re:	Martin Midstream Partners L.P.

Schedule 13E-3/A filed November 21, 2024

File No. 005-80397

Revised Preliminary Proxy Statement on Schedule 14A filed November 21, 2024

File No. 000-50056

Dear Mr. Soares and Mr. Hindin:

This letter sets forth the responses of Martin Midstream Partners L.P. (the “Partnership,” “we,” “our” and “us”) and the other filing persons named in the above-referenced Schedule 13E-3/A (the “Schedule 13E-3”) to the comments set forth in the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 25, 2024 (the “Comment Letter”) relating to the Schedule 13E-3/A and the revised preliminary proxy statement on Schedule 14A incorporated by reference thereto as Exhibit (a)(1) (the “Preliminary Proxy Statement”).

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Partnership with respect thereto.

Schedule 13E-3/A and Revised Preliminary Proxy Statement on Schedule 14A, each filed November 21, 2024

General

1.

We note your response to prior comment 1. We disagree with your apparent conclusion that the actions of the Parent Group Support Entities, Mr. Martin, and Senterfitt outlined in our prior comment 1 were either addressed in their respective then-existing Schedule 13D disclosures or did not constitute a material change to the disclosures then in effect. Please be advised that amendments to Schedule 13D are regulated under Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a). Consequently, disclosure regarding a plan or proposal under Item 4 of Schedule 13D may need to be made in advance of the submission of a proposal to acquire securities of an issuer. Generic disclosure of the type included in the Schedules 13D or reserving the right to engage in any of the kinds of transactions identified in Item 4(a)-(j) of Schedule 13D must be amended to the extent the facts previously reported have materially changed. Refer to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations at Question 110.06.

Response: The Partnership acknowledges the Staff’s comment. The Partnership advises the Staff that future beneficial ownership filings by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities laws, including any amendments to the above-referenced Schedules 13D made pursuant to Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a).

* * *

We appreciate your attention to this matter and hope the foregoing answer is responsive to your comment. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Preston Bernhisel of Baker Botts L.L.P. at (214) 953-6783.

Very truly yours,

Martin Midstream Partners L.P.

By:	/s/ Robert D. Bondurant
	Name:	Robert D. Bondurant
	Title:	President and Chief Executive Officer

cc:	Sharon L. Taylor, Martin Midstream Partners L.P.

Chris H. Booth, Martin Midstream Partners L.P.

Preston Bernhisel, Baker Botts L.L.P.

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